UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-39354

Quhuo Limited

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Termination of American Depositary Receipt Program and List Class A Ordinary Shares Directly

On March 11, 2026, the shareholders of Quhuo Limited (the “Company”) approved, among other things, by way of an ordinary resolution, at the extraordinary general meeting held on March 11, 2026 (the “Previous EGM”) that the termination of the Company’s American Depositary Receipt program (including the termination of any related deposit agreement, as amended) (the “ADR Termination”) and the direct listing of the Company’s Class A ordinary shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date, which has not yet taken effect as of the date of this Form 6-K.

Results of the July 6, 2026 Extraordinary General Meeting

The Company held its extraordinary general meeting of the members of the Company on July 6, 2026, at 10:00 p.m., Eastern Time (July 7, 2026, at 10:00 a.m., Beijing Time)(the “EGM”), at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Holders of an aggregate of 86,356,693,430 votes, out of a total of 138,944,646,905 votes entitled to vote at the EGM, were present in person or by proxy, were present at the meeting, representing a quorum in accordance with the Company’s Articles of Association. All resolutions presented to the shareholders at the Meeting were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Company’s notice of the Meeting dated June 11, 2026.

The full text of each resolution was included in the notice of the Meeting, which was filed with the SEC on Form 6-K on June 11, 2026. The full text of each resolution is also available on the Company’s IR website, https://ir.quhuo.cn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: July 7, 2026

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